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                            May 17, 2023

       Tom Croal
       Chief Financial Officer
       GEN Restaurant Group, Inc.
       11472 South Street
       Cerritos, CA 90703

                                                        Re: GEN Restaurant
Group, Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted April 19,
2023
                                                            File No. 377-05692

       Dear Tom Croal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1 filed April 19, 2023

       Prospectus Summary
       Our Performance, page 4

   1. We note your disclosure here and on pages 5 and 91 of "Average Net Build-Out Costs of approximately $1.8
million for new units opened since 2018." Please tell us why you are using Average Net
Build-Out Costs since 2018, as opposed to a more recent period, and why this is important
or provides a better comparison in evaluating your target average
                                                        Net Build-Out Costs of
$3.0 million going forward.
       We have experienced and continue to experience inflationary conditions..., page 18

   2. You disclose that in 2021 and 2022, the costs of commodities, labor, energy and other
 Tom Croal
GEN Restaurant Group, Inc.
May 17, 2023
Page 2
      inputs necessary to operate your restaurants significantly increased, and you expect these pressures to continue to impact your business in 2023. Please revise your disclosure here to quantify the impact of inflation and provide year-over-year comparisons of this impact so that investors understand the nature and extent of the impact. Please provide further detail regarding your attempts to offset cost pressures through price increases, and indicate whether such price increases have been successful.
Use of Proceeds, page 61

3. To the extent that you will use proceeds of the offering to pay off the $8.0 million line of credit with Pacific City Bank, please disclose the interest rate and maturity. See
      Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Restaurant-level Adjusted EBITDA and Restaurant-level Adjusted EBITDA Margin, page 81

4. We note your presentation of Restaurant-Level Adjusted EBITDA and Restaurant-Level
      Adjusted EBITDA margin as non-GAAP performance measures. Please revise your reconciliation of these measures to begin with operating income, which is the most directly comparable GAAP measure.
Liquidity and Capital Resources, page 85

5. We note that you deleted your disclosure regarding potential payments you will be required to make under the Tax Receivable Agreement. Please restore this disclosure or tell us why you believe such disclosure is not material to investors.
        You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameTom Croal
                                                             Division of
Corporation Finance
Comapany NameGEN Restaurant Group, Inc.
                                                             Office of Trade &
Services
May 17, 2023 Page 2
cc:       Peter Wardle, Esq.
FirstName LastName